

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Yuanqin (Terence) Chen
Chief Financial Officer
China New Borun Corp.
Bohai Industrial Park, Yangkou Town
Shouguan, Shandong
People's Republic of China 262715

> **Re:** **China New Borun Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 6, 2012**
> **Correspondence submitted January 31, 2013**
> **File No. 001-34754**

Dear Mr. Chen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. Key Information, page 7

D. Risk Factors, page 9

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit

reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 5. Operating Financial Review and Prospectus, page 66

A. Operating Results, page 66

Fluctuations in the Price of Corn, page 68

2.   We note your responses to comments 1 and 3 of our letter dated December 27, 2012 and partially reissue comment 1. Please provide us with draft disclosure in response to our comment rather than waiting until "before [y]our next filing" to do so. In addition to the draft disclosure provided in response to our previous comment 3, your draft disclosure should clearly address the significant factors affecting your operating results and margin, which appear to include "production efficiency, pricing conditions, [and] volume of sales," in addition to the price of corn as addressed in your response letter. Also, please include in your draft disclosure clarifying discussion of the most significant factors and trends affecting the price of corn during the periods discussed, quantifying such factors to the extent practicable. In this regard, your response to our previous comment 1 appears to focus on the difficulties in predicting future trends rather than providing disclosure of historical information regarding the material factors affecting corn prices. Finally, please provide draft disclosure responsive to the second bullet point of our previous comment 1.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Inventories, page F-11

3.   We note in your response to comment four of our letter dated December 27, 2012 that you capitalize interest charged by the local granaries under the framework agreements as an inventory cost. Please tell us the accounting guidance you follow to support your capitalization of interest as an inventory cost, and include a discussion of how you considered ASC 835-20-15-6(g) in your response. Please also quantify for us the amount of interest incurred under the framework agreements that you capitalized as inventory costs in fiscal 2010, 2011 and 2012, and the nine months ended September 30, 2012.

Advance to Suppliers

4.   We note in your response to comment five of our letter dated December 27, 2012 that the advance to suppliers primarily represents down payments to granaries for the purchase of corn under the framework agreements. We further note in your response to comment four that once the corn has been delivered, the granaries will calculate the interest expense with ADB and request the Company to pay for it. Please advise us of the following:

- Tell us the generally accepted accounting guidance that you follow to account for your purchases under the framework agreements, and include a discussion of how you considered the product financing arrangements guidance in ASC 470-40. Also y provide us with an example of the framework agreements with local granaries or tell us where one can be located.

- Tell us whether any amount of the supplier advances, as of each balance sheet date, represent interest payments on the bank loans between the granaries and ADB.

- Tell us when the title to the inventory purchased under the framework agreements legally passes to the Company, and whether the Company assumes significant risks of ownership of this inventory prior to taking title and/or physical possession of the goods.

- Tell us when the purchase price is established for inventory that the Company purchases under the framework agreements (e.g. upon purchase by the granaries, upon delivery to the company or at another point in time). Also tell us whether that price is subject to change except for fluctuations due to finance and holding costs.

Value-Added Tax

5.   We note in your response to comment seven of our letter dated December 27, 2012 that VAT included in accounts receivable at December 31, 2010 and 2011 was RMB 17,288,705 and RMB 29,145,081, respectively. Given that the VAT included in your accounts receivable was approximately 13% of the total accounts receivable balance as of each date and that certain of these amounts must be transmitted to the taxing authority upon your receipt, please confirm to us that in future filings you will separately disclose the amount of VAT that is included in your accounts receivable as of each balance sheet date. Alternatively, please further explain to us why you believe that such disclosure is not necessary.

6.   We note the information in Annex A that you provided in response to comment eight of our letter dated December 27, 2012. Please advise us of the following:

- Tell us why the January 1, 2011 opening balance for Daqing Borun was a receivable balance of RMB 13,901,592. In this regard, based on the nature of this account and the timing of the input and output VAT payments and receipts, please explain to us why you would have a VAT receivable.

- Tell us what the amounts labeled as "VAT paid" and "deductible fixed assets purchase allowance" represent in the VAT payable reconciliations.

- Confirm our understanding that the total VAT payable balance as of December 31, 2011 includes the output VAT of RMB 39,145,081 that is included in your accounts receivable as of December 31, 2011 and, if so, explain to us why the total VAT payable balance is only RMB 899,440 as of December 31, 2011. To the extent that you remitted the associated net VAT to the taxing authority prior to receiving payment of the output VAT receivable, please confirm that you will include disclosure of this practice in future filings.

Consumption Tax

7.   We note your response to comment nine of our letter dated December 27, 2012. Please also disclose where you record the consumption taxes payable and receivable. To the extent that your accounts receivable includes consumption taxes receivable, please quantify for us the amount of consumption taxes receivable as of each balance sheet date and confirm that you will also include such disclosure in future filings.

Segment Reporting, page F-9

8.   We note in your response to comment ten of our letter dated December 27, 2012 that corn cost cannot be separately allocated to each product, you cannot separately calculate gross margin for each product and no discrete financial information is available. We further note in your response to comment eleven that you do not allocate resources nor assess performance other than on a combined basis for all products sold. Please reconcile the following Form 20-F disclosures to your statements that you are unable to separately allocate costs to each product; you cannot determine product gross margin and you do not assess performance other than on a combined basis for all products:

- On page 40 you indicate that Grade B edible alcohol commands higher prices and yields higher gross profit margins compared to Grade C edible alcohol.

- On page 44 you indicate your intention to shift your product mix to higher grade and high margin edible alcohol, as well as increase the profitability of your by-products.

- On page 45 you indicate that it is your intention that your future facilities will produce Grade A and Grade B edible alcohol which currently have higher gross profit margins than Grade C edible alcohol.

- On page 70 you indicate that you expect to offset any negative impact on your gross margin by focusing on higher quality products sold to higher tier customers which will allow you to command higher margins.

- On page 77 you indicate that the increase in fiscal 2010 gross profit was partly due to the commencement of sales of your additional by-product produced in your manufacturing process, liquid carbon dioxide, which had higher margin than other products.

In this regard and based on your disclosures, it appears to us that you are able to allocate costs to each product to determine product gross margin and that you assess performance on a product basis.

9. We note in your response to comment ten of our letter dated December 27, 2012 that you believe your operations do not meet the criteria listed in ASC 280-10-50-1(a)-(c). Based on your Form 20-F disclosures noted in the above comment, please further explain to us why you believe that your operations do not meet the criteria listed in ASC 280-10-50-1(a)-(c) or, alternatively, advise us of the following with respect to your segment presentation:

- Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1 and 280-10-50-3 through 50-9, and tell us how you considered the segment manager function when determining your operating segment(s);

- Tell us how you considered the requirement to report separately information about each operating segment that meets both of the criteria in ASC 280-10-50-10; and

- To the extent that you have aggregated multiple operating segments, provide us with an analysis to support your conclusion that the operating segments have similar economic characteristics and are similar in all of the areas listed in ASC 280-10-50-11.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining